Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: United Parcel Service (UPS)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

United Parcel Service (UPS)
Vote Yes: Item #11 – Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 4, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that United Parcel Service Inc. ("UPS") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of companies’ diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that United Parcel Service (“UPS”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion (“DEI”) efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of UPS’ DEI efforts. It cites concerns that UPS is continuing to be an outlier in its decision to withhold these data sets.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2023 Proxy Memo United Parcel Service| Requesting Annual Diversity and Inclusion Efforts Report

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	UPS is risking the trust and confidence of its consumers and employees.
4.	UPS’ DEI reporting significantly lags peers, exposing the Company to competitive risk.

DISCUSSION

1.	Companies benefit from diverse and inclusive workplaces.

UPS appears to acknowledge the benefits of a diverse and inclusive workplace. In its 2021 Global Reporting Initiative Report, it states:

DEI benefits the economic performance of our business by helping us to better understand and meet customer needs, as well as strengthen our workplace environment so our people can achieve even greater success. By leveraging diverse perspectives, strengthening our commitment to equity, and creating inclusive environments, we will improve organizational effectiveness, cultivate innovation, and drive growth. DEI is a strategic business imperative that enables us to adapt and excel in an ever-evolving global marketplace.1

Multiple research reports agree with UPS’ statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and see improved share value. These studies include, but are not limited to:

●	As You Sow’s 2022 review of 277 EEO-1 reports, which detail a company’s workforce composition, finding a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[2]
●	BCG finding that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[3]
●	Credit Suisse, in a study of over 3,000 companies, showing that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[4]
●	A McKinsey study finding that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[5]

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1 https://about.ups.com/content/dam/upsstories/assets/reporting/sustainability-2021/2021%20UPS%20GRI%20Report.pdf

2 https://www.asyousow.org/report-pages/workplace-diversity-and-financial-performance

3 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

5 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

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2023 Proxy Memo United Parcel Service| Requesting Annual Diversity and Inclusion Efforts Report

●	A 2019 study of the S&P 500 by the Wall Street Journal showing that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[6]
●	Stanford Graduate School of Business researchers fingind that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[7]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. UPS’ lack of transparent diversity and inclusion metrics specifically called for in the resolution undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified benefits of diverse and inclusive teams, including: access to top talent; better understanding of consumer preferences; a stronger mix of leadership skills; informed strategy discussions; and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.8

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.9 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.10

3.	UPS is risking the trust and confidence of its consumers and employees.

UPS employs more than half a million people worldwide. The Company’s continued hesitancy to release these hiring, promotion, and retention data is worrisome. Investors have not been provided assurance that UPS currently tracks these important DEI metrics, nor if its human capital is being attentively managed.

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6 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

9 https://www.apa.org/news/press/releases/stress/2015/impact

10 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

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2023 Proxy Memo United Parcel Service| Requesting Annual Diversity and Inclusion Efforts Report

This is the third year that UPS has been engaged on this topic by the proponent, yet the Company continues to withhold this information from investors. It is very concerning when a company will not commit to future disclosure, as it may indicate that it either does not track its hiring, retention, or promotion rates, or that it believes that sharing the data might negatively impact it investors’ perceptions of its stock.

UPS, to be credible with investors and other external stakeholders about its existing and future DEI commitments, needs to show that its statements related to DEI are not puffery. External parties should be able to review data demonstrating the effectiveness of UPS’ workplace programs which seek to ensure fair and equitable treatment of the organization’s diverse employees.

4.	UPS’ DEI Reporting Lags its Peers, exposing the Company to competitive risk.

UPS lags its peers in the disclosure and transparency it provides to investors. The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs.

The Company’s inclusion data – the hiring, promotion and retention rates of diverse employees – must also be shared for investors to have a full understanding of the experience of UPS’ employees. This data is needed, for example, for investors to assess if a company is masking a toxic workplace culture with poor retention rates through high recruitment and hiring rates. Should this be true, that a company is able to hire but not retain diverse employees, this would indicate significant operational inefficiencies related to human capital expenses and also raise concerns about the effectiveness of the remaining workforce.

In contrast, a company with low overall workforce diversity may be very well managed. If it is able to report high retention and promotion rates, investors may be reassured that the recruitment challenges faced by the company sit outside of its direct control , such as a lack of candidate diversity for its industry or a lack of diversity within the local population from which they are able to hire.

Between January 2022 and January 2023, the number of Russell 1000 companies releasing hiring rate data by gender, race, and ethnicity increased by 64 percent, companies releasing retention rate data increased by 127 percent, and companies releasing promotion rate data increased by 139 percent.11 Below are examples of inclusion factor data that UPS’ peers are disclosing, or have committed to disclose, as of March 2nd, 2023:

-	Almost a quarter of Russell 1000 companies release hiring data by gender.
-	42 percent of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.

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11 https://www.asyousow.org/our-work/social-justice/workplace-equity/

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2023 Proxy Memo United Parcel Service| Requesting Annual Diversity and Inclusion Efforts Report

-	29 percent of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.
-	28 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	22 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	20 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
-	19 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

This places UPS in the bottom quartile relative to its peers for its workplace equity data disclosure. UPS is the second largest employer in America that has been unwilling to provide any hiring, promotion, or retention data on its employees by race and ethnicity. Large employers that provide, or have committed to provide, more inclusion factor data than UPS include: Alphabet, Bank of America, Best Buy Co, Boeing, Comcast, CVS Health, Gap, General Dynamics Corp, General Motors, International Business Machines, McDonald's, Microsoft, Oracle, Procter & Gamble, Raytheon Technologies, The Walt Disney and Walmart. UPS is increasingly a laggard, as companies commit to releasing stronger data.

RESPONSE TO UPS’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

●	In its statement of opposition to the resolution, the Board states that: “Producing an additional special report as requested in the proposal on UPS’ DEI efforts is unnecessary, not an efficient use of resources, and therefore not in the best interests of the Company or its shareowners.”

In response, the proponents note that a separate report is not required for the satisfaction of the proposal. Investors are looking for additional metrics, ones that can be incorporated into the Company’s existing sustainability/ESG report. The requested data might be provided within existing web pages with a minimal publication cost. If UPS is not yet tracking this data set, there is additional cost in its compilation and assessment. However, he proponents believe that these indicators are important in understanding the management of the Company’s workplace.

●	UPS also states in its opposition statement that, “UPS currently discloses all material information in connection with its DEI efforts.”

Proponents note that UPS mentions having representation goals that require the Company to “...continue to monitor and maintain similar hiring and promotion rates across all levels of management to achieve a lasting impact, reflection of our community, and benefits from a diverse workforce.” UPS does not currently share hiring or promotion rates. It is unclear to external audiences and investors how UPS is achieving its diversity goals without the release of promotion, hiring, or retention rate data.

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2023 Proxy Memo United Parcel Service| Requesting Annual Diversity and Inclusion Efforts Report

●	Finally, the Company states that“...approval of this proposal would not result in an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.”

Proponents note that in 2019, investors representing more than $1.4 trillion in AUM signed onto an Investor Statement “seek[ing] quantified, comparable data so that investors are able to compare, understand, and assess the effectiveness of companies’ diversity, equity, and inclusion programs and to apply this analysis to investors’ portfolio management and securities selection process,” stating that “recruitment, retention and promotion rates of diverse employees are essential data sets for investors to review in order to assess the effectiveness of companies’ diversity equity and inclusion programs.”12

Given UPS’ share class structure, it is not possible to directly calculate the assets invested in the Company that supported this request in prior years. However, this disclosure request received support from 33% of UPS’ investors in 2021 and support from 37% of investors in 2022. Given this, the characterization of this request as being made by a small group of shareowners does not appear to be accurate, given this high level of support.

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at UPS. The resistance to providing investors with metrics supporting the Company’s diversity commitments is concerning.

Vote “Yes” on this Shareholder Proposal #11.

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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12 https://docs.google.com/forms/d/e/1FAIpQLSeZjTF-Wc90dO36X8oCj2MZNHo2VSKOTSUbbL3TL_7fkogj2Q/viewform

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